September 18, 2006

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Bond Securitization, L.L.C.

Registration Statement on Form S-3/A

File No. 333-136741

Ladies and Gentlemen:

The undersigned, Bond Securitization, L.L.C. (the “Company”), hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 3:00 p.m. on September 20, 2006, or as soon thereafter as practicable.

The Company acknowledges that:

·

should you (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·

the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BOND SECURITIZATION, L.L.C.

By:   /s/  Christian Greco_____

Name:  Christian Greco
Title:    Vice President and Assistant Secretary